Troutman Sanders LLP 600 Peachtree Street NE, Suite 3000 Atlanta, GA 30308-2216 troutman.com

David W. Ghegan
D 404.885.3139
david.ghegan@troutman.com

August 30, 2019
BY EDGAR AND FEDEX

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:     Liberty Tax, Inc.
Schedule TO-I Filed on August 1, 2019
File No. 1-35588

Dear Ms. Chalk:
On behalf of Liberty Tax, Inc. (the “Company”), the undersigned has set forth below the responses of the Company to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s comment letter dated August 6, 2019. For ease of reference, the text of each of the Staff’s comments is reproduced in italics in numerical sequence in this letter, with the response of the Company immediately following each comment.
The Company will be filing a further amendment to the above-referenced Schedule TO-I with the Commission on EDGAR, reflecting the revisions to the offer to purchase (which is attached to the Schedule TO-I as Exhibit (a)(1)(A) (the “Offer to Purchase”)) described in this letter as well as certain other updated information concerning the Company’s acquisition of The Vitamin Shoppe, Inc. and the Company’s acquisition of certain assets and equity of Sears Hometown and Outlet Stores, Inc. The Company will file this amendment after the completion of the Staff’s review of this letter and as soon as the updated information regarding the acquisitions described above becomes available.
Capitalized terms that are used but not defined in this letter shall have the meanings ascribed to them in the Offer to Purchase. All responses provided herein are based solely on information provided by the Company.

Christina Chalk Office of Mergers and Acquisitions August 30, 2019 Page 2

Schedule TO-I filed August 1, 2019
Offer to Purchase - Withdrawal Rights, page 14

1.
At the top of page 15, you state the following: “Tenders of shares of Liberty common stock may be properly withdrawn if the offer is terminated without any shares of Liberty common stock being purchased thereunder.” If the offer fails, it is your obligation to promptly return tendered shares. In that circumstance, it is not the tendering holder’s obligation to withdraw tendered shares. Please revise.

Response to Comment 1:
In response to the Staff’s comment, the Company proposes to revise the disclosure on page 15 of the Offer to Purchase by deleting the second paragraph in Section 4 of the Offer to Purchase under the heading “WITHDRAWAL RIGHTS” in its entirety and replacing it with the following:
“If the offer is terminated without any shares of Liberty common stock being purchased thereunder, your shares of Liberty common stock tendered under the offer will be promptly returned to you without any requirement that you withdraw your tender of shares of Liberty common stock.”
Conditions to the Offer, page 16

2.
All offer conditions must be objective and outside the control of the bidder in the tender offer. Accordingly, please delete or revise the language in the parenthetical in the first sentence, second paragraph of this section.

Response to Comment 2:
In response to the Staff’s comment, the Company proposes to revise the first sentence of the second paragraph in Section 5 of the Offer to Purchase under the heading “CONDITIONS TO THE OFFER” by deleting the following language: “(including any action or inaction by Liberty)”.
Equity Financing, page 18

3.
At the top of page 19, you state that the description of the subscription agreements contained in the Offer to Purchase “is not complete.” While the description is necessarily a summary and not a verbatim recitation of the agreement, it should describe all of its material terms. Please revise the disclaimer language to avoid stating all the description is incomplete. Please make this change where similar language appears throughout the Offer to Purchase (see for example, pages 20 and 21).

Christina Chalk Office of Mergers and Acquisitions August 30, 2019 Page 3

Response to Comment 3:
In response to the Staff’s comment, the Company proposes to revise the Offer to Purchase to remove the phrase “is not complete and,” thereby eliminating all references that imply the incompleteness of the information provided in the Offer to Purchase related to certain documents filed as exhibits to the Company’s Current Report on Form 8-K filed with the Commission on July 11, 2019 and incorporated by reference into the Offer to Purchase.

4.	Disclose the price per share to be paid to Tributum, L.P. for common shares of the Company pursuant to the subscription agreement.
Response to Comment 4:
The price per share to be paid by Tributum, L.P. for the common shares of the Company is $12.00. This information has been disclosed on page 18 of the Offer to Purchase under the heading “EQUITY FINANCING,” on page 62 of the Offer to Purchase under the heading “Description of the Transactions,” and on page 76 of the Offer to Purchase under the heading “Interests of Directors and Officers; Transactions and Arrangements Concerning Shares OF LIBERTY COMMON STOCK.”

5.
See our last comment above. Pursuant to the subscription agreement, you have agreed to sell to Tributum, L.P. up to $40,000,000 common shares while this offer is pending. In your response letter, explain how you determined this simultaneous distribution and repurchase is appropriate under Regulation M.

Response to Comment 5:
Regulation M, Rule 102 prohibits an issuer or affiliated purchaser of the issuer from, among others, bidding for, purchasing or attempting to induce any person to bid for or purchase, a covered security during the applicable restricted period leading up to the distribution of that security through completion of the distribution. Although a tender offer would be a “bid for” and, upon completion, a “purchase” of securities by the Company, which is the issuer of the securities being sold to Tributum, L.P. (“Tributum”), the private placement of shares of Liberty common stock to Tributum should not be deemed to be a “distribution,” as defined under Regulation M, Rule 100. The term “distribution” means “an offering of securities, whether or not subject to registration under the Securities Act of 1933, as amended, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods” (emphasis added). The definition of “distribution” in Regulation M was copied from the definition of “distribution” in Rule 10b-6. When the Commission proposed the definition in 1981, it suggested that a distribution should be defined as either by reference to the magnitude of the offering or by the presence of special selling efforts and selling methods. See Securities Exchange Act Release No. 18528, 1981-82 Transfer Binder Fed. Sec. L. Rep. (CCH) ¶ 83,104 at p. 84,884. The Commission ultimately changed the definition to require both magnitude and special selling efforts. See Securities Exchange Act Release No. 19565, 1982-83 Transfer Binder Fed. Sec. L. Rep. (CCH) ¶83,326. In light of this definition, the private placement to Tributum, which was privately negotiated,

Christina Chalk Office of Mergers and Acquisitions August 30, 2019 Page 4

should not be deemed to be a distribution and, as a result, the prohibitions of Regulation M, Rule 102 should not apply.
Under the terms of the post-closing subscription agreement, Tributum will purchase up to a total of 3.3 million shares of Liberty common stock, on the first business day following the expiration time of the offer, as needed to provide a source of liquidity to the Company to finance the offer. Although Tributum may end up purchasing a significant number of shares of Liberty common stock sufficient to meet the magnitude portion of the definition (i.e., over 10% of the issued and outstanding shares of Liberty common stock, as the Company has 16,197,495 shares of common stock outstanding as of July 26, 2019), the Company does not expect to issue the full 3.3 million shares given other available sources of financing and the Company’s assumptions regarding participation in the offer.
Even if the series of sales of Liberty common stock to Tributum were deemed to satisfy the “magnitude” element of the distribution definition in Regulation M, the sales would not be deemed to be a “distribution” if they do not involve “special selling efforts.”  “Special selling efforts” have been interpreted by the Commission to include payments of greater than normal sales commissions in connection with purchases or sales and/or the use of a roadshow, prospectus or sales memorandum, and payment of a soliciting dealer's fee. Securities Exchange Act Release No. 34-33924 (Apr. 19, 1994); see also Johnson, McLaughlin & Haueter, Corporate Finance and the Securities Laws, Chap. 4 §4.02 (5th ed., 2018 Supp. 2014) (noting that the Commission’s cease-and-desist proceedings have found publication of offerings on social media to be special selling efforts and selling methods). None of these criteria are present in connection with the purchases by Tributum. No commissions and/or underwriting spreads are payable in connection with the sales nor are there any roadshows or sales materials. Tributum and the Company independently negotiated the backstop liquidity facility provided by the sales without an intermediary.
From a policy perspective, the sales to Tributum should not be treated as a distribution because the sales are similar to Rule 144A offerings, which are exempt from Regulation M. Although the sales by the Company to Tributum are not technically within the exception (because they are made under Section 4(a)(2) of the Securities Act of 1933, as amended, and resale is not restricted to qualified institutional buyers (“QIBs”)) the Commission’s arguments for exempting distributions to QIBs from the Rule should apply equally to these transactions. As the Commission noted in the adopting release for Regulation M, a sophisticated institutional purchaser, such as Tributum, does not need the pricing protections of Regulation M in this circumstance because it fully understands that the price paid by it for the Liberty common stock could be impacted by the offer. “[T]he Commission considers it appropriate to reduce the scope of Rule 101’s prophylactic protections in the case of QIBs, because QIBs have considerable ability to obtain, consider, and analyze market information, and the Commission is not aware of complaints of manipulation in this context.” Securities Exchange Act Release No. 33-7375; 34-38067; IC-22412; Int’l Series 1039, 62 Fed. Reg. 520, 530 (Jan. 3, 1997).
There are also strong general policy arguments that Regulation M should not be deemed to apply in this case because the price to be paid by Tributum was fixed at the outset at the tender offer price and will not be affected by the offer activity. In adopting Regulation M, the

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Commission indicated that a significant reason for the adoption of the rule is to “proscribe... certain activities that offering participants could use to manipulate the price of an offered security.” Securities Exchange Act Release No. 33-7375; 34-38067; IC-22412; Int’l Series 1039, 62 Fed. Reg. 520, 520 (Jan. 3, 1997). In other words, the rule is intended to prevent issuers and underwriters and their affiliated purchases from purchasing stock in the time period leading up to pricing of a new issue in order to inflate the price. That risk is not present in this situation because the purchase price for Tributum was established prior to the offer and not after it and the price to be paid by Tributum is the same price as that at which the issuer will purchase stock under the offer.
Background to the Offer, page 21

6.
We note that after Party A notified Liberty it was no longer interested in pursuing an acquisition, Party C submitted (on March 21, 2019) a non-binding indication of interest but did not specify a purchase price or range. Although Party C indicated the purchase price would likely be “significantly below” the publicly-announced price of $13.00 per share proposed by Party A, so is the offer price in the tender offer. Therefore, explain in further detail why there was apparently no further engagement with Party C to attempt to negotiate an acquisition. We note the disclosure that the Transaction Committee determined on March 29, 2019 to “conclude the solicitation of potentially interested parties.”

Response to Comment 6:
In response to the Staff’s comment, the Company proposes to supplement the disclosure on page 21 of the Offer to Purchase by adding the following language to the end of the sixth paragraph on such page:
“Party C’s response led the Transaction Committee to conclude that Party C’s valuation of Liberty would be similar to the range proposed by Party B and, in any event, less than $12.00 per share.”
Determination of the Special Committee, page 31

7.	Describe the “certain strategic alternatives that might be available to Liberty” considered but rejected by the Special Committee.
Response to Comment 7:
In response to the Staff’s comment, the Company proposes to supplement the disclosure on page 31 of the Offer to Purchase as follows:
(a)    by adding the following language to the end of the first bullet under the heading “Determinations of the Special Committee”:
“, including to decline to acquire Buddy’s, maintain Liberty’s previous strategic direction as a provider of tax preparation services and focus on attempting to re-

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list shares of Liberty common stock on Nasdaq or another national securities exchange or, as discussed below, pursue potential alternative transactions with third parties”;
(b)    by deleting the word “and” after the phrase “$12.00 per share,” in the second bullet under the heading “Determinations of the Special Committee”; and
(c)    by adding the following language to the end of the second bullet under the heading “Determinations of the Special Committee”:
“and, in light of the foregoing, the Special Committee’s view that there were unlikely to be any credible alternative transactions available to Liberty that would result in Liberty’s stockholders receiving more than $12.00 per share for their shares of Liberty common stock”.
Opinion of Special Advisor to the Special Committee, page 35

8.
The disclosure on page 36 indicates that the financial advisor reviewed information about the Company’s future operations and prospects and conducted a discounted cash flow analysis described on page 42. So that shareholders may understand the information that formed the basis for such analysis, disclose the projections provided and used by Houlihan Lokey.

Response to Comment 8:
In response to the Staff’s comment, the Company proposes to supplement the disclosure in Section 9 of the Offer to Purchase by adding the disclosure and providing a summary of the financial projections as set forth on Appendix I attached hereto at the end of such section under a new heading, “CERTAIN UNAUDITED PROSPECTIVE FINANCIAL INFORMATION.”
Miscellaneous, page 94

9.
Please refer to the statement here that “the offer may not be made to (nor will tenders of Liberty common stock be accepted from or on behalf of)” shareholders located in certain jurisdictions. Revise this disclosure or provide your analysis as to how limited participation in this manner is consistent with Rule 13e-4(f)(8)(i). See Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008).

Response to Comment 9:
In response to the Staff’s comment, the Company proposes to delete the following language which appears in the first paragraph of Section 20 of the Offer to Purchase under the heading “MISCELLANEOUS”: “If, after such good faith effort, Liberty cannot comply with any such law, the offer will not be made to (nor will tenders of Liberty common stock be accepted from or on behalf of) the holders of Liberty common stock residing in such jurisdiction.”

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*      *      *
In connection with this response to the Staff’s comment letter, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

Sincerely,
/s/ David W. Ghegan
David W. Ghegan

cc:	Michael Piper, Liberty Tax, Inc.

Appendix I

Certain Unaudited Prospective Financial Information
Liberty does not as a matter of course make public projections or forecasts as to future revenues, earnings, financial condition or other results because of, among other things, the inherent difficulty of accurately predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may prove incorrect. However, for internal purposes and in connection with the process leading to the consummation of the transactions contemplated by the business combination agreement, the management of Liberty prepared certain unaudited prospective financial information. The unaudited prospective financial information was provided to the Special Committee in connection with its review of the transactions contemplated by the business combination agreement and provided to Houlihan Lokey, which was instructed to use and rely upon such information for purposes of its analyses and its opinion as to the fairness, from a financial point of view, to the holders of Liberty common stock other than Excluded Holders of the price to be received by such holders in the offer pursuant to the business combination agreement. The inclusion of the summary unaudited prospective financial information in this offer to purchase should not be regarded as an admission that Liberty, the Special Committee, Houlihan Lokey or any other recipient of this information considered, or now considers, this information to be reliable or necessarily predictive of actual future results or construed as financial guidance, and the unaudited prospective financial information should not be relied upon as such.
The unaudited prospective financial information was prepared for internal use only and is subjective in many respects. The unaudited prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with generally accepted accounting principles, the rules or published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of Liberty’s management, was prepared on a reasonable basis, reflects the best available estimates and judgments at the time it was prepared, and presents expected future financial performance to the best of Liberty’s management’s knowledge and belief when prepared. However, this prospective financial information is not fact and should not be relied upon as being necessarily indicative of actual future results.
Neither Liberty’s independent registered public accounting firm nor any other independent accountants have compiled, examined, or performed any procedures with respect to the unaudited prospective financial information, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.
The unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to the business of Liberty, all of which are difficult to predict and many of which are beyond the control of Liberty. The unaudited prospective financial information reflects assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Liberty can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, because the unaudited prospective financial information covers multiple years, the information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information not to be realized include, but are not limited to, risks and uncertainties relating to the business of Liberty, industry performance, general business and economic conditions, competition and adverse changes in applicable laws, regulations or policies. Other factors that could cause actual results to differ are further described in the sections of this offer to purchase entitled “RISK FACTORS” and “FORWARD-LOOKING STATEMENTS”.
Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared, including the acquisition of Buddy’s. Liberty can give no assurance that, had the unaudited prospective financial information been prepared as of the date of this offer to purchase, similar estimates and assumptions would be used. Liberty does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The unaudited prospective financial information does not take into account all possible financial and other effects on Liberty of the transactions contemplated by the business combination agreement and do not attempt to predict or suggest future results of Liberty following the consummation of such transactions. The unaudited prospective financial information does not give effect to the impact of negotiating or executing the business combination agreement, consummating the merger, the expenses that were incurred in connection with the merger, any potential synergies that may be achieved as a result of the merger, the effect of any business or strategic decision or action that has been or will be taken as a result of the business combination agreement having been executed or the merger having been consummated, or the effect of any business or strategic decisions or actions that would likely have been taken if the business combination agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Neither Liberty nor the Special Committee nor any of their respective affiliates, officers, directors or advisors including Houlihan Lokey, or other representatives has made, makes or is authorized in the future to make any representation to any holder of Liberty common stock, or any other person, regarding actual performance compared to the information contained in the unaudited prospective financial information or that projected results will be achieved. The inclusion of the unaudited prospective financial information should not be deemed an admission or representation by Liberty that it is viewed as material information of Liberty, particularly in light of the inherent risks and uncertainties associated with such unaudited prospective financial information. The summary of the unaudited prospective financial information included below is not being included to influence your decision whether to tender your shares of Liberty common stock pursuant to the offer, nor should the unaudited prospective financial information be construed as financial guidance, and they should not be relied on as such.

In light of the foregoing, holders of Liberty common stock are cautioned not to place unwarranted reliance on such unaudited prospective financial information provided below in connection with their consideration of the offer.
The following table presents selected unaudited Liberty prospective financial information for the periods presented which was prepared by Liberty’s management:
5 Year Forecast - Consolidated Income Statement

Dollars in thousands
	Forecast 2020	Forecast 2021	Forecast 2022	Forecast 2023	Forecast 2024
Total revenue	$132,894	$137,457	$144,307	$148,012	$155,349
Adjusted Operating Expenses	114,457	116,211	119,197	120,793	123,048
% of Revenue	86.1%	84.5%	82.6%	81.6%	79.2%
Adjusted Operating Income	18,437	21,246	25,110	27,218	32,301
% of Revenue	13.9%	15.5%	17.4%	18.4%	20.8%
Net Income	$9,210	$11,088	$13,713	$15,087	$18,569
Adjusted EBITDA	31,424	34,561	38,754	41,193	46,607
Adjusted EBITDA Margin %	24%	25%	27%	28%	30%

5 Year Forecast - Selected Cash Flows

Dollars in thousands
	Forecast 2020	Forecast 2021	Forecast 2022	Forecast 2023	Forecast 2024
Capital Expenditures	$(2,700)	$(2,600)	$(2,500)	$(2,300)	$(2,200)
Changes in Net Working Capital	(800)	(900)	(900)	(1,000)	(1,000)
Buybacks of Area Developer Rights	(600)	(1,200)	(1,200)	(1,200)	(1,200)